Exhibit 99.1

MEDIROM Group, Announces Changes of Directors and Corporate Names of Subsidiaries to Strengthen Business Structure

New York/November 3, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese based holistic healthcare Company, and its subsidiaries, Bell Epoc Wellness Inc., Medirom Human Resources Inc., JOYHANDS WELLNESS Inc., and Bell Epoc Power Partners Inc., today announced that it has decided to make the following changes to its organizational structure in order to strengthen its business structure.

1.	MEDIROM Healthcare Technologies Inc.

(1)	Change of Director Retiring director (Effective Date: October 31, 2021)

Name	New position	(Current position)
Miki Aoki	—	Director

On October 31, 2021, Ms. Miki Aoki resigned as a member of our board of directors to assume a role as director of our subsidiary, Bell Epoc Wellness Inc. Ms. Aoki indicated that her resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

2.	Bell Epoc Wellness Inc.

(1)	Change of Corporate Name (Effective Date: November 1, 2021) Wing Inc.

(2)	Change of Representative Director and Directors Newly appointed directors (Effective Date: October 1, 2021)

Name	New position	(Current position)
Miki Aoki	Director	Director, MEDIROM Healthcare Technologies Inc.
Karen Takahashi	Director	General Manager, Directly operated salon management Group 1

Change of Representative Director (Effective Date: November 1, 2021)

Name	New position	(Current position)
Miki Aoki	Representative Director	Director

Retiring Representative Director (Effective Date: November 1, 2021)

Name	New position	(Current position)
Kouji Eguchi	—	Representative Director

3.	Medirom Human Resources Inc.

(1)	Change of Director Newly appointed director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Tomoya Tateno	Director	General Manager, Education Group

4.	JOYHANDS WELLNESS Inc.

(1)	Change of Director Newly appointed director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Ryo Saito	Director	General Manager, Development Group, MEDIROM Healthcare Technologies Inc.

Retiring director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Fumitoshi Fujiwara	—	Director
Tetsuya Miyamura	—	Director

5.	Bell Epoc Power Partners Inc.

(1)	Change of Corporate Name (Effective Date: November 1, 2021) Bell & Joy Power Partners Inc.

(2)	Change of Representative Director and Directors Change of Representative Director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Daihachiro Kawaguchi	Representative Director	Representative Director, JOYHANDS WELLNESS Inc.

Retiring Representative Director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Kouji Eguchi	—	Representative Director

Newly appointed director (Effective Date: October 1, 2021)

Name	New position	(Current position)
Keisuke Midorikawa	Director	Director, Medirom Human Resources, Inc.
Tomoya Tateno	Director	General Manager, Education Group, Medirom Human Resources, Inc.

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<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 316 (as of September 30, 2021) relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp